                                                                   EXHIBIT 23.01

                         CONSENT OF INDEPENDENT AUDITORS






We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-111352) and related Prospectus of Principal Financial Group, Inc. for the registration of its debt securities, junior subordinated debentures, preferred stock, common stock, depositary shares, warrants, purchase contracts and purchase units with a total initial offering price of up to $3,000,000,000 and to the incorporation by reference therein of our reports dated January 31, 2003, with respect to the consolidated financial statements and schedules of Principal Financial Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 5, 2003.



/s/ Ernst & Young LLP

Des Moines, Iowa
February 17, 2004